# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DHI GROUP, INC., CIK 0001393883
CUSIP: 23331S100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6465 SOUTH GREENWOOD PLAZA, SUITE 400, CENTENNIAL, Colorado (CO), 80111
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001640809

## Reporting persons
- 22NW Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,036,988; shared voting power 0; sole dispositive power 2,036,988; shared dispositive power 0; aggregate amount beneficially owned 2,036,988 (4.2% of the class)
- 22NW, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,036,988; shared voting power 0; sole dispositive power 2,036,988; shared dispositive power 0; aggregate amount beneficially owned 2,036,988 (4.2% of the class)
- 22NW Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,036,988; shared voting power 0; sole dispositive power 2,036,988; shared dispositive power 0; aggregate amount beneficially owned 2,036,988 (4.2% of the class)
- 22NW GP, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 2,036,988; shared voting power 0; sole dispositive power 2,036,988; shared dispositive power 0; aggregate amount beneficially owned 2,036,988 (4.2% of the class)
- English Aron R.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,036,988; shared voting power 0; sole dispositive power 2,036,988; shared dispositive power 0; aggregate amount beneficially owned 2,036,988 (4.2% of the class)

## Item 1. Issuer
Name of issuer: DHI GROUP, INC.

## Item 2. Person Filing
Name of person filing:
This statement is filed by 22NW Fund, LP, a Delaware limited partnership ("22NW Fund"), 22NW, LP, a Delaware limited partnership ("22NW"), 22NW Fund GP, LLC, a Delaware limited liability company ("22NW GP"), 22NW GP, Inc., a Delaware S Corporation ("22NW Inc."), and Aron R. English. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

22NW serves as the investment manager of 22NW Fund. 22NW GP serves as the general partner of 22NW Fund. 22NW Inc. serves as the general partner of 22NW. Mr. English is the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc. By virtue of these relationships, 22NW, 22NW GP, 22NW Inc. and Mr. English may be deemed to beneficially own the shares of Common Stock, par value $0.01 per share (the "Shares"), owned directly by 22NW Fund.
Address of principal business office or, if none, residence: The address of the principal office of each of the Reporting Persons is 590 1stAve. S, Unit C1, Seattle, Washington 98104.
Citizenship: 22NW Fund, 22NW, 22NW GP and 22NW Inc. are organized under the laws of the State of Delaware. Mr. English is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on September 30, 2025:

(i) 22NW Fund directly owned 2,036,988 Shares.

(ii) Each of 22NW, as the investment manager of 22NW Fund, 22NW GP, as the general partner of 22NW Fund, 22NW Inc., as the general partner of 22NW, and Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 2,036,988 Shares owned directly by 22NW Fund.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.
Percent of class:
The following percentages are based on 48,751,219 Shares outstanding as of May 9, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2025.

As of the close of business on September 30, 2025, each of 22NW Fund, 22NW, 22NW GP, 22NW Inc. and Mr. English may be deemed to beneficially own approximately 4.2% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on August 30, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 22NW Fund, LP: /s/ Aron R. English, Aron R. English, Manager of 22NW Fund GP, LLC, its General Partner (11/14/2025)
- 22NW, LP: /s/ Aron R. English, Aron R. English, President and Sole Shareholder of 22NW GP, Inc., its General Partner (11/14/2025)
- 22NW Fund GP, LLC: /s/ Aron R. English, Aron R. English, Manager (11/14/2025)
- 22NW GP, Inc.: /s/ Aron R. English, Aron R. English, President and Sole Shareholder (11/14/2025)
- English Aron R.: /s/ Aron R. English, Aron R. English (11/14/2025)